Exhibit 1.1

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong under Companies Ordinance with limited liability)

2005 ANNUAL RESULTS ANNOUNCEMENT

Highlights:

•               Operating revenue reached RMB87.05 billion, up 10.1%

•               EBITDA reached RMB28.44 billion, up 5.4%

•               Net profit was RMB4.93 billion, up 9.7%

•               Earnings per share were RMB0.392

•               Free cash flow reached RMB13.19 billion

CHAIRMAN’S STATEMENT

2005 saw the Company strive to adopt development strategies that were consistently rational, practical and proactive. The implementation of these strategies enabled us to drive the transformation of our business model and helped to accelerate growth effectively. The year just ended was notable for the stable development of all business areas and a steady rise in business revenues. The year was also marked by a significant increase of the Company’s profitability level and strengthening of internal control management.

Our business revenue demonstrated stable growth. For the year of 2005, the Company’s operating revenue reached RMB87.05 billion, an increase of 10.1% over 2004. Revenue from our cellular business totaled RMB82.46 billion. Revenue from the GSM business was RMB52.14 billion, an increase of 9.7% from 2004. Revenue from our CDMA business also grew, rising 16.4% to reach RMB30.32 billion. Revenue from our value-added cellular business surged to RMB11.96 billion, an increase of 65.2% from 2004, accounting for 15.0% of total service revenue generated by our cellular business, making it an important new revenue source of the cellular business. Revenue from the long-distance data and internet business amounted to RMB4.59 billion.

In 2005, the Company recorded a net profit of RMB 4.93 billion, representing an increase of 9.7% over 2004. Earnings per share during the year were RMB0.392. EBITDA was RMB28.44 billion and EBITDA margin reached 32.7%. Free cash flow for the year was RMB13.19 billion. The liabilities-to-assets structure became more stable.

The Board of Directors is pleased to announce that it has recommended the payment of final dividend of RMB0.11 per share for 2005. If the proposed dividend is approved at the Company’s Annual General Meeting, the Company will pay the dividend around 8 June 2006.

REVIEW OF 2005

The transformation of business model driving all businesses to grow effectively

During 2005, the Company actively pursued a business model that emphasized efficiency rather than scale. This involved our subjecting investment costs to greater control and our optimizing of investment structures to further enhance investment effectively. The year just ended also saw the Company implement strict control on costs and expenses, with a particular emphasis on improving the relationship between sales and marketing costs and business revenues. While maintaining its market-oriented and market segmentation strategies, the Company implemented a new brand sales and marketing strategy with “Worldwind”, “U-Power”, “Ruyi Tong” and “Unicom Horizon” brands as its core drivers. The Company further managed to stabilize tariff through management enhancement and package integration. The Company also added an appropriate number of self-owned sales outlets and further accelerated the development of social sales and marketing channels. As a result, our subscriber number, revenue scale and profits all continued to increase steadily throughout the year.

As at 31 December 2005, the Company had a total of 127.794 million cellular subscribers, with a net addition of 15.713 million cellular subscribers, representing 34.5% of the China cellular market.

In accordance with our guiding principle of emphasizing both the development and maintenance of our GSM business, 2005 saw us establish and improve customer maintenance systems. Our ultimate aim was to stabilize our subscriber base and ARPU value and to increase profits via the expansion of new markets and the improved control of bad debts. As at 31 December 2005, our GSM subscriber base reached 95.072 million subscribers, with a net addition of 10.805 million subscribers.

Our CDMA business involved a significant drive in transforming the CDMA sales and marketing model, with particular emphasis on the expenditure effectiveness of sales and marketing costs. Specific tasks undertaken in this area included strengthening the management of handsets purchasing. Such strategies played a vital role in effectively reducing the cost of, and inventory risks associated with CDMA handsets, and also helped to significantly reduce amortization pressure on future handsets. As a result, the operating effectiveness of our CDMA business was greatly improved and the business achieved profitability during the second half of 2005. As at 31 December 2005, our CDMA subscriber base reached 32.722 million subscribers, a net addition of 4.908 million subscribers.

Our integrated approach of merging mobile voice offerings has succeeded in propelling differentiated operations for our products and services. This has in turn paved the way for the rapid development of our value-added cellular business. During 2005, our SMS volume reached 54.53 billion messages, an increase of 23.3% over 2004. The subscriber base for our “Cool Ringtone” service has also grown and now exceeds 21.949 million subscribers. By the end of the year, the subscriber base for our CDMA 1X wireless data service stood at 15.050 million subscribers, an increase of 72.7% over last year.

In the areas of long-distance data and internet, the Company has actively adjusted its product structure and strengthened the integration of its mobile and fixed network resources. These steps have enabled us to commence development of effective businesses in regions with high sales potential. Our long-distance data and internet business volume continues to grow steadily. During 2005, outgoing calls for international and domestic long distance telephone business reached 25.21 billion minutes, an increase of 4.8% over last year.

Further enhancement of communication network quality and customer service standards

Leveraging its requirements for market development, the Company has strengthened the optimization of communication networks in order to ensure their stable quality. We have also significantly increased our GSM network’s capacity in regions with high effectiveness and tight network resources. In some cities, we have even upgraded our GSM networks to GPRS. Our core focus in growing our CDMA network has been on optimizing indoor coverage which further demonstrates the many advantages of this high quality service. The strengthening of our interconnection and inter-communication capabilities has also helped us to expand the scope of our international roaming service and increase the quality of intra-network communications and international roaming. As at 31 December 2005, roaming services for our GSM network had been launched with 248 operators in 118 countries and regions. The same period had also seen us launch CDMA network roaming services with 18 operators in 15 countries and regions. Wireless connectivity rates for our GSM and CDMA networks had achieved respective figures of 98.7% and 99.8%.

The last year saw the Company continue to make positive efforts in integrating resources, optimizing service flows and further enhancing the services provided at its Customers’ Club, as well as strengthening cooperation with value-added service providers. The result of our endeavors was a marked reduction in the number of customer complaints. The implementation of a customer service professional certification has also helped the Company to further improve its service standards and heighten customer satisfaction levels.

Further improvements in internal control and corporate governance

The Company has continued to do everything possible to ensure its full compliance with relevant regulatory requirements including those laid down in the Sarbanes-Oxley Act. In 2005, we further improved our internal control systems and control procedures. The year also saw us rationalize our business flow in order to better identify risk control targets. Additional measures in this area included the development of an internal control manual to improve relevant systems, the offering of tailored training for internal control staff and the detailing of internal control responsibilities to each staff member. Internal control was also included as part of the Company’s performance appraisal for all relevant staff to ensure effective implementation.

Achievements on technical innovations and the development of international operation

In 2005, our ATM+IP Unified Platform was honoured with First Prize in “National Technological Innovation”. Our “Sichuan Agriculture Information Online” project also received Top Prize in UN Summit on Information Society, while our pioneering G&C dual-mode mobile communication system was recognized with First Prize by National Communication Academy.

On 18 October 2005, the launch of our new CDMA network in Macau, saw us become the first mainland Chinese telecommunications operator to provide mobile communications services outside Mainland China.

OUTLOOK FOR 2006

China Unicom will face a myriad of new development opportunities and challenges in 2006. The Company will respond by continuing to adopt development strategies that are consistently rational, practical and proactive. Our teams will also strive to deepen the transformation of the Company’s proven business model and endeavor to optimize the Company’s investment structure. The year ahead will also see us step up our efforts to develop new markets and further accelerate the enhancement in our service quality, as well as to improve our profitability and establish sound internal control management systems, with an ultimate goal of increasing our comprehensive competitiveness and strengthening our Company’s ability for sustainable growth.

The coming year will mark the launch of the umbrella “Connecting you freely” brand via which we intend to implement sales and marketing strategies for our different brands. The new strategy will see us devoting our full energies in building up our four top customer brands, namely “Worldwind”, “U-Power”, “Ruyi Tong” and “Unicom Horizon”. A new long-distance data and Internet business brand called “Connecting on e Net” will be created and the “uni” value-added business brand will be rebuilt as well. We will also add a new service brand called “Unicom 10010” to consolidate all service resources. The core objective of these activities is to upgrade our brand recognition and corporate image and to offer different services under different grades and brands.

In expanding our GSM business, we will fully explore network resources and place an equal emphasis on existing subscriber maintenance and market development. We will also take effective measures to improve subscriber maintenance, standardize our tariff policy and stabilize the subscriber ARPU value so as to maintain the stability of our subscriber base. The Company will also make great efforts in developing markets at both county and village level, and in the youth, city and floating population markets. All of these activities will play a vital role in helping us to maintain the steady expansion of our GSM business.

The Company plans to grow its CDM business by making full use of various sales and marketing resources and continuously emphasizing effectiveness, as well as imposing greater control on the handsets market and integrate sales and marketing channels. Our activities will also help us to sharpen our competitive edge by continually differentiating our CDMA business, to further accelerate business growth. At the same time, we plan to drive the scale-up development of corporate clients by enhancing the promotion of corporate and industry applications.

Our value-added cellular business will continue to develop based on segmented market, to ensure steady growth of revenue from our SMS, “Cool Ringtone” service and voice valued-added businesses. We will also make every effort to promote various new businesses that focus on handset music, information and games. The end result should be a rapid increase of the penetration rate of our CDMA 1X and the GPRS wireless data businesses in several cities. The active promotion of businesses such as U-Net, handset navigation and instant messaging will all further accelerate the growth momentum of our value-added business.

Our long-distance data and internet business will continue to be based on the principle of “Voice Comes First and Data is the Base”. The Company intends to increase its revenue in this area by adjusting its product structure to include integrated sales and marketing that combines both our mobile and fixed data services.

In 2006, the Company will continue to strive for internal control development and improve its corporate governance. In line with its international development pace, the Company will also endeavour to optimize its organizational structure and improve its internal audit directly controlled by headquarter to establish an effective internal audit monitoring mechanism. Plans are also in place to improve the Company’s general counsel system in order to further strengthen the contract flow and authorization management process. The construction of an improved internal control system will also help us to reduce all kinds of operating risks and increase our operating efficiency.

The Company will also continue to optimize its investment structure, control costs and expenses and adjust its debt structure with a view to increasing the Company’s overall effectiveness.

Looking ahead, China Unicom will continue to confront the various challenges that lie ahead with full confidence so as to create even better value for its stakeholders. In closing, I would like to express my heartfelt thanks to our shareholders and to the community as a whole for its support of our Company. I would also like to take this opportunity to thank each and every one of our staff for all their hard work and effort during 2005.

Chang Xiaobing Chairman and Chief Executive Officer

Hong Kong, 23 March 2006

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2005 extracted from the audited financial statements of the Group as set out in the Company’s 2005 Annual Report.

CONSOLIDATED BALANCE SHEET

AS AT 31 DECEMBER 2005

		As at 31 December
	Note	2005	2004
		RMB’000	RMB’000
			Restated

ASSETS
Non-current assets
Property, plant and equipment	3	116,056,432	118,492,120
Goodwill	3	3,143,983	3,136,557
Other assets	3	7,818,583	9,694,761
Deferred income tax assets	3	335,234	468,774

		127,354,232	131,792,212

Current assets
Inventories		2,107,812	3,114,632
Accounts receivable, net		4,548,429	5,229,980
Prepayments and other current assets		2,342,467	3,059,714
Amounts due from Domestic Carriers		138,485	269,919
Amounts due from Unicom Group		-	61,401
Amounts due from related parties		384,531	193,048
Short-term bank deposits		282,457	662,025
Bank balances and cash		5,471,576	4,655,464

		15,275,757	17,246,183

Total assets		142,629,989	149,038,395

		As at 31 December
	Note	2005	2004
		RMB’000	RMB’000
			Restated

EQUITY
Capital and reserves attributable to the Company’s shareholders
Share capital		1,333,621	1,332,487
Share premium		52,601,014	52,546,294
Reserves		2,827,331	2,259,295
Retained profits
- Proposed final dividend	6	1,383,169	1,256,349
- Others		18,139,210	15,047,816

		76,284,345	72,442,241
Minority interest		2,734	-

Total equity		76,287,079	72,442,241

LIABILITIES
Non-current liabilities
Long-term bank loans		11,981,518	26,137,188
Obligations under finance leases		145,367	488,956
Deferred income tax liabilities		5,613	3,262
Deferred revenue	3	3,348,232	3,840,493
Other long-term liabilities		-	2,578

		15,480,730	30,472,477

Current liabilities
Payables and accrued liabilities		18,526,628	16,785,749
Taxes payable		1,016,128	395,688
Amounts due to Domestic Carriers		822,006	948,574
Amounts due to Unicom Group		38,094	-
Amounts due to related parties		116,621	5,760
Short-term bonds	8	9,865,900	-
Short-term bank loans		7,024,358	8,928,417
Current portion of long-term bank loans		5,145,190	11,086,305
Current portion of obligations under finance leases		420,631	938,189
Advances from customers		7,886,624	7,034,995

		50,862,180	46,123,677

Total liabilities		66,342,910	76,596,154

Total equity and liabilities		142,629,989	149,038,395

Net current liabilities		(35,586,423)	(28,877,494)

Total assets less current liabilities		91,767,809	102,914,718

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

		Year ended 31 December
	Note	2005	2004
		RMB’000	RMB’000
			Restated
Revenue (Turnover)
GSM Business	3, 4, 9	52,135,528	47,508,952
CDMA Business	3, 4, 9	27,576,936	24,377,674
Data and Internet Business	4, 9	3,049,967	3,662,734
Long Distance Business	4, 9	1,524,573	1,848,009

Total service revenue		84,287,004	77,397,369
Sales of telecommunications products	3, 9	2,761,827	1,689,755

Total revenue	3, 4, 9	87,048,831	79,087,124

Leased lines and network capacities	9	(8,747,317)	(7,398,128)
Interconnection charges	9	(8,372,370)	(7,516,586)
Depreciation and amortization	3, 9	(20,368,181)	(19,011,074)
Employee benefit expenses	3, 9	(5,616,312)	(4,615,057)
Selling and marketing	3, 9	(20,557,878)	(19,523,280)
General, administrative and other expenses	3, 9	(11,741,560)	(10,500,241)
Cost of telecommunications products sold	3, 9	(3,575,316)	(2,562,645)
Finance costs		(1,099,321)	(1,696,075)
Interest income		96,196	102,907
Other gains - net		34,925	103,647

Profit before income tax		7,101,697	6,470,592
Income tax expenses	3, 5	(2,170,411)	(1,977,141)

Profit for the year		4,931,286	4,493,451

Attributable to:
Shareholders of the Company		4,931,052	4,493,451
Minority interest	1	234	-

		4,931,286	4,493,451

Proposed final dividend	6	1,383,169	1,256,349

Dividend paid	6	1,256,924	1,256,160

Basic earnings per share (RMB)	3, 7	0.392	0.358

Diluted earnings per share (RMB)	3, 7	0.391	0.357

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2005

		Year ended 31 December
	Note	2005	2004
		RMB’000	RMB’000
			Restated

Cash flows from operating activities	(a)	33,974,778	27,703,311
Interest received		95,731	106,365
Interest paid		(1,792,398)	(2,310,270)
PRC income tax paid		(1,474,423)	(1,680,111)

Net cash generated from operating activities		30,803,688	23,819,295

Cash flows from investing activities
Purchase of property, plant and equipment		(16,643,005)	(18,939,138)
Proceeds from sale of property, plant and equipment		91,851	53,970
Decrease in short-term bank deposits		379,568	250,769
Payment of direct acquisition cost of Unicom New Century		-	(4,566)
Payment of direct acquisition cost of Unicom New World		-	(14,039)
Purchase of Unicom International, net of cash acquired		-	44,267
Sale of Guoxin Paging, net of cash disposed		-	450,000
Purchase of other assets		(576,755)	(799,866)

Net cash used in investing activities		(16,748,341)	(18,958,603)

Cash flows from financing activities
Proceeds from exercise of share options		52,134	64,125
Proceeds from minority interest of a subsidiary in respect of share capital contribution		2,500	-
Proceeds from short-term bonds		9,690,800	-
Proceeds from short-term bank loans		12,532,071	10,224,971
Proceeds from long-term bank loans		5,798,657	11,083,383
Repayment of short-term bank loans		(20,104,146)	(12,271,753)
Repayment of long-term bank loans		(19,928,416)	(17,245,641)
Dividends paid		(1,256,924)	(1,256,160)

Net cash used in financing activities		(13,213,324)	(9,401,075)

Net increase/(decrease) in cash and cash equivalents		842,023	(4,540,383)
Cash and cash equivalents, beginning of year		4,629,553	9,169,936

Cash and cash equivalents, end of year		5,471,576	4,629,553

Analysis of the balances of cash and cash equivalents:

Cash balances		9,319	4,756
Bank balances		5,462,257	4,650,708
Less: Restricted bank deposits	(i)	-	(25,911)

		5,471,576	4,629,553

Note (i):                 As at 31 December 2005, no bank balances (2004: RMB26 million) was restricted by the bank to secure long-term bank loans.

(a)                  The reconciliation of profit for the year to net cash inflow from operations was as follows:

	Year ended 31 December
	2005	2004
	RMB’000	RMB’000
		Restated

Profit for the year	4,931,286	4,493,451
Adjustments for:
Income tax	2,170,411	1,977,141
Depreciation and amortization	20,368,181	19,011,074
Amortization of deferred customer acquisition costs of contractual CDMA subscribers	5,947,631	6,120,737
Interest income	(96,196)	(102,907)
Interest expense	1,060,271	1,668,467
Loss on disposal of property, plant and equipment	25,134	10,537
Employee compensation costs related to share-based payments recognized based on fair value	108,417	88,957
Provision for doubtful debts	1,498,510	2,191,820

Changes in working capital:
Increase in accounts receivable	(816,959)	(1,915,496)
Decrease/(increase) in inventories	1,006,820	(939,899)
Increase in other assets	(2,738,580)	(5,536,980)
Increase in prepayments and other current assets	(477,665)	(792,416)
Decrease/(increase) in amounts due from Domestic Carriers	131,434	(85,306)
Decrease in amounts due from Unicom Group	61,401	-
(Increase)/decrease in amounts due from related parties	(191,483)	70,516
Increase in payables and accrued liabilities	604,410	1,835,813
Increase in advances from customers	851,629	367,431
(Decrease)/ Increase in deferred revenue	(492,261)	244,486
(Decrease)/increase in amounts due to Domestic Carriers	(126,568)	169,733
Increase/(decrease) in amounts due to Unicom Group	38,094	(943,448)
Increase/(decrease) in amounts due to related parties	110,861	(230,400)

Cash generated from operations	33,974,778	27,703,311

Notes:

1.                      ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

The immediate holding company of the Company is China Unicom (BVI) Limited (“Unicom BVI”). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in China United Telecommunications Corporation Limited is owned by China United Telecommunications Corporation (a state owned enterprise established in the PRC, hereinafter referred as “Unicom Group”). The directors of the Company consider Unicom Group to be the ultimate parent company.

On 1 July 2005, China Unicom Corporation Limited (hereinafter refer to as “CUCL”, a direct wholly-owned subsidiary of the Company) together with Unicom Xingye Science and Technology Trade Co. (“Unicom Xingye”, a subsidiary of Unicom Group) set up and incorporated Unicom Huasheng Telecommunications Technology Company Limited (“Unicom Huasheng”). CUCL effectively held 95% in the entire issued capital of Unicom Huasheng. Paid-in capital of Unicom Huasheng is RMB50 million.

2.                      BASIS OF PREPARATION AND ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRS”), Hong Kong Accounting Standards (“HKAS”) and interpretations issued by Hong Kong Institute of Certified Public Accountants (“HKICPA”). They have also been prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements have been prepared under the historical cost convention except that certain buildings are stated at fair value.

The accounting policies and methods of computation used in the preparation of the consolidated financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 except that the Group has changed certain of its accounting policies following its adoption of new / revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (“new HKFRS”). The changes to the Group’s accounting policies and the effect of adopting new policies are set out in Note 3 below.

As at 31 December 2005, the current liabilities of the Group had exceeded the current assets by approximately RMB35.586 billion (2004: RMB28.877 billion). This was mainly attributable to the use of short-term bank deposits and short-term bonds to repay long-term bank loans. Taking into account of available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements. As a result, the consolidated financial statements of the Group for the year ended 31 December 2005 have been prepared under the going concern basis.

3.                      The Adoption of New/Revised HKFRS

In 2005, the Group adopted the new / revised standards and interpretations of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Investments in Joint Ventures
HKAS 32	Financial Instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS Int 15	Operating Leases - Incentives
HKFRS 2	Share-based Payments
HKFRS 3	Business Combinations

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 16, 21, 23, 27, 28, 31, 32, 33, 39 and HKAS Int 15 did not result in substantial changes to the Group’s accounting policies.

-                            HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

-                            HKASs 2, 7, 8, 10, 16, 23, 27, 28, 33 and HKAS-Int 15 had no material effect on the Group’s policies.

-                            HKAS 21 had no material effect on the Group’s policy. The functional currency of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to other assets - long-term prepayment of lease. The upfront prepayments made for the leasehold land and land use rights are expensed in the income statement on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the income statement. In prior years, the leasehold land was accounted for at cost less accumulated depreciation.

Upon the adoption of revised HKAS 18, the Group changed its accounting policy for recognition of upfront non-refundable revenue, such as connection fee and receipts from SIM/UIM cards, which had previously been recognized upon completion of activation services. Effective from 1 January 2005, upfront non-refundable revenue and the related direct incremental costs (including costs of SIM/UIM cards and commissions) incurred are deferred and recognized over the expected customer service periods. Direct incremental costs in excess of the revenue deferred are expensed as incurred. The expected customer service period for the Cellular Business is estimated based on the expected stabilized churn rates of subscribers. Management judges that this change of accounting policy provides reliable and more relevant information because it better reflects the economic effects of the transactions.

HKAS 24 has extended the identification of related parties and disclosure of related parties to include state-owned enterprises. Related parties include Unicom Group and its related parties, Domestic Carriers, other state-owned enterprises and their subsidiaries directly or indirectly controlled by the PRC government, other entities and corporations in which the Company is able to control, jointly control or exercise significant influence and key management personnel of the Company and Unicom Group as well as their close family members.

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 31 December 2004, the provision of share options to employees did not result in an expense in the income statements. Effective on 1 January 2005, the Group expenses the cost of share options in the income statement. As a transitional provision, the cost of share options granted after 7 November 2002 and not yet vested on 1 January 2005 was expensed retrospectively in the income statement of the respective periods.

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill/negative goodwill. Until 31 December 2004, goodwill was amortized on a straight line basis over 20 years, and assessed for any indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3, the Group ceased amortization of goodwill from 1 January 2005, and the accumulated amortization as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. Starting from 1 January 2005 onwards, goodwill is no longer amortized but is tested per annum for impairment, as well as when there is indication of impairment.

In addition, in accordance with HKFRS 3, from 1 January 2005, if the fair value of the net identifiable assets and liabilities acquired exceed the purchase consideration (i.e. an amount arises which would have been recorded as negative goodwill under the previous accounting policy), the excess is recognized immediately in the consolidated income statement as it arises. Negative goodwill previously recognized has been derecognized at 1 January 2005, with a corresponding adjustment to the opening balance of retained earnings of the Group.

The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of HKAS 38. No adjustment resulted from this reassessment.

All changes in the accounting policies have been made in accordance with the transitional provisions in the respective standards, wherever applicable. All standards adopted by the Group require retrospective application other than:

-                            HKFRS 2 - only retrospective application for all equity instruments granted after 7 November 2002 and not vested at 1 January 2005; and

-                            HKFRS 3 - prospectively after 1 January 2005.

(a)                  The adoption of revised HKAS 17 resulted in:

	31 December 2005	31 December 2004
	RMB in millions	RMB in millions

Decrease in property, plant and equipment	(697)	(412)
Increase in other assets	697	412

	For the year ended 31 December
	2005	2004
	RMB in millions	RMB in millions

Decrease in depreciation and amortization	(28)	(26)
Increase in general, administrative and other expenses	28	26

(b)                 The adoption of revised HKAS 18 resulted in:

	31 December 2005	31 December 2004
	RMB in millions	RMB in millions

Increase in other assets	3,192	3,546
Decrease in deferred tax assets	(34)	(74)
Increase in deferred revenue	3,348	3,840
Decrease in retained earnings	(368)	(564)

	For the year ended 31 December
	2005	2004
	RMB in millions	RMB in millions

Increase/(decrease) in revenue	492	(244)
Increase in selling and marketing expenses	1,140	579
Decrease in costs of telecommunication products sold	786	917
Decrease in taxation	40	102
Increase in basic earnings per share (RMB)	0.014	0.016
Increase in diluted earnings per share (RMB)	0.014	0.016

(c)                  The adoption of HKFRS 2 resulted in:

	31 December 2005	31 December 2004
	RMB in millions	RMB in millions
Increase in employee share-based compensation reserve	215	111
Increase in share premium	4	-
Decrease in retained earnings	(111)	(22)

	For the year ended 31 December
	2005	2004
	RMB in millions	RMB in millions
Increase in employee benefit expenses	108	89
Decrease in basic earnings per share (RMB)	0.009	0.007
Decrease in diluted earnings per share (RMB)	0.009	0.007

(d)                 The adoption of HKFRS 3, HKAS 36, and HKAS 38 resulted in:

31 December 2005
RMB in millions
Increase in goodwill	178
Increase in retained earnings	7

For the year ended
31 December 2005
RMB in millions
Decrease in depreciation and amortization	171
Increase in basic earnings per share (RMB)	0.014
Increase in diluted earnings per share (RMB)	0.014

The Group has not early adopted the following new Standards or Interpretations that have been issued but are not yet effective. The Group has commenced an assessment of the impact of these new standards and interpretations but is not yet in a position to state whether these new standards and interpretations would have a significant impact on the Group’s financial statements.

HKAS 19(Amendment)	Actuarial Gains and Losses, Group Plans and Disclosures
HKFRS 7	Financial Instruments: Disclosures
HKFRS-Int 3	Emission Rights
HKFRS-Int 4	Determining whether an Arrangement contains A lease
HKFRS-Int 5	Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

4.                      REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, rental income from leased lines and indefeasible rights of use (“IRU”) and sales of telecommunications products earned by the Group from GSM, CDMA, data, Internet and long distance. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry (“MII”) and the provincial price regulatory authorities.

Revenue is net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB2,166 million for the year ended 31 December 2005 (2004: RMB 2,051 million).

5.                      TAXATION

Provision for taxation represents:

	2005	2004
	RMB’000	RMB’000
		Restated
Provision for enterprise income tax on the estimated taxable profits for the year	2,034,520	1,422,635
Deferred taxation	135,891	554,506

	2,170,411	1,977,141

There is no Hong Kong profits tax liability of the Company, as the Company does not have any assessable income sourced from Hong Kong for 2005 and 2004.

6.                      DIVIDENDS

At the annual general meeting held on 12 May 2005, the shareholders of the Company approved the payment of final dividend of RMB0.10 per ordinary share for the year ended 31 December 2004 totaling RMB1,256,924,327 which has been reflected as an appropriation of retained profits for 2005. As at 31 December 2005, such dividends have been fully paid by the Company.

At a meeting held on 23 March 2006, the Board of Directors of the Company proposed the payment of final dividend of RMB0.11 per ordinary share to the shareholders for the year ended 31 December 2005 totaling RMB1, 383,169,180. This proposed dividend has not been reflected as a dividend payable in the financial statements as at 31 December 2005, but will be reflected as an appropriation of retained profits in the financial statements for the year ending 31 December 2006.

7.                      EARNINGS PER SHARE

Basic earnings per share for the years ended 31 December 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years.

Diluted earnings per share for the years ended 31 December 2005 and 2004 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the years, after adjusting for the effects of the potential dilutive ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For 2005 and 2004, all potential dilutive shares arose from share options granted in 2002, 2003 and 2004 under the amended Share Option Scheme, which if converted to ordinary shares would decrease profit attributable to the shareholders per share.

	2005			2004 (Restated)
	Profit attributable to shareholders	Shares	Per share amount	Profit attributable to shareholders	Shares	Per share amount
	RMB’000	in thousands	RMB	RMB’000	in thousands	RMB
Basic earnings	4,931,052	12,570,398	0.392	4,493,451	12,561,242	0.358
Effect of conversion of share options	–	37,078	–	–	31,812	–
Diluted earnings	4,931,052	12,607,476	0.391	4,493,451	12,593,054	0.357

8.                      SHORT-TERM BONDS

On 19 July 2005, CUCL completed an offering of the short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bonds was issued for the aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds was issued for the aggregate amount of RMB1.0 billion with a maturity period of 180 days. The effective interest rate of the bonds as at 31 December 2005 was 3.19%.

9.                      SEGMENT INFORMATION

The Group is organized into 4 business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

•                          GSM Business - the provision of GSM telephone and related services;

•                          CDMA Business - the provision of CDMA telephone and related services, through a leasing arrangement of CDMA network capacities from Unicom New Horizon Mobile Telecommunication Company Limited;

•                          Data and Internet Business - the provision of domestic and international data, Internet and other related services; and

•                          Long Distance Business - the provision of domestic and international long distance and other related services.

The Group’s primary measure of segment results is based on segment profit or loss before taxation. Unallocated costs primarily represent corporate expenses whilst unallocated income represents interest income that was not identifiable to different operating segments.

	2005							2004 (Restated)
	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amounts	Elimination	Total	GSM Business	CDMA Business	Internet and Data Business	Long Distance Business	Unallocated amount	Elimination	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenue (Turnover):
Usage fee	32,077,305	16,726,678	2,540,574	599,251	-		51,943,808	31,997,020	16,164,333	2,685,083	879,281	-		51,725,717
Monthly fee	6,840,720	4,905,538	-	-	-		11,746,258	6,922,400	4,638,024	-	-	-		11,560,424
Interconnection revenue	3,466,067	1,398,577	102,989	434,577	-		5,402,210	2,614,268	927,288	131,371	454,383	-		4,127,310
Leased lines rental	-	-	393,659	489,969	-		883,628	-	-	344,014	512,134	-		856,148
Other revenue	9,751,436	4,546,143	12,745	776	-		14,311,100	5,975,264	2,648,029	502,266	2,211	-		9,127,770

Total services revenue	52,135,528	27,576,936	3,049,967	1,524,573	-		84,287,004	47,508,952	24,377,674	3,662,734	1,848,009	-		77,397,369
Sales of telecommunications Products	3,174	2,743,337	7,226	8,090	-		2,761,827	4,128	1,668,444	14,782	2,401	-		1,689,755

Total revenue from external customers	52,138,702	30,320,273	3,057,193	1,532,663	-		87,048,831	47,513,080	26,046,118	3,677,516	1,850,410	-		79,087,124
Intersegment revenue	-	-	2,553,242	1,189,531	-	(3,742,773)	-	135,521	107,477	2,059,881	1,264,140	-	(3,567,019)	-

Total revenue	52,138,702	30,320,273	5,610,435	2,722,194	-		87,048,831	47,648,601	26,153,595	5,737,397	3,114,550	-		79,087,124

Leased lines and network capacities	(253,790)	(8,035,534)	(369,644)	(88,349)	-		(8,747,317)	(284,092)	(6,685,059)	(361,412)	(67,565)	-		(7,398,128)
Interconnection charges	(7,207,123)	(3,345,180)	(600,462)	(962,378)	-	3,742,773	(8,372,370)	(6,452,988)	(2,794,843)	(917,294)	(918,480)	-	3,567,019	(7,516,586)
Depreciation and amortization	(17,315,209)	(614,297)	(1,886,178)	(551,045)	(1,452)		(20,368,181)	(16,118,746)	(438,957)	(1,795,499)	(530,695)	(127,177)		(19,011,074)
Employee benefits expenses	(3,550,780)	(1,176,502)	(492,376)	(297,160)	(99,494)		(5,616,312)	(2,917,299)	(861,614)	(443,466)	(279,664)	(113,014)		(4,615,057)
Selling and marketing	(7,546,848)	(11,308,449)	(1,386,790)	(315,791)	-		(20,557,878)	(6,324,638)	(11,347,712)	(1,387,453)	(463,477)	-		(19,523,280)
General, administrative and other expenses	(8,054,364)	(2,537,950)	(867,670)	(259,705)	(21,871)		(11,741,560)	(7,068,838)	(2,206,458)	(865,889)	(320,115)	(38,941)		(10,500,241)
Cost of telecommunications products sold	(80,674)	(3,477,893)	(16,315)	(434)	-		(3,575,316)	(135,172)	(2,399,360)	(22,371)	(5,742)	-		(2,562,645)
Finance costs	(943,214)	(42,368)	(37,043)	(66,787)	(223,682)	213,773	(1,099,321)	(1,606,741)	(36,755)	(17,569)	(36,962)	(112,429)	114,381	(1,696,075)
Interest income	64,626	8,958	2,915	3,807	229,663	(213,773)	96,196	67,526	11,093	5,504	3,653	129,512	(114,381)	102,907
Other gains (loss) - net	25,591	9,043	65	229	(3)		34,925	22,382	42,695	(1,195)	140	39,625		103,647

Segment profit (loss) before income tax	7,276,917	(199,899)	(43,063)	184,581	(116,839)		7,101,697	6,829,995	(563,375)	(69,247)	495,643	(222,424)		6,470,592

Income tax expenses							(2,170,411)							(1,977,141)

Profit for the year							4,931,286							4,493,451

Attributable to:
Shareholders of the Company							4,931,052							4,493,451
Minority interest							234							-
							4,931,286							4,493,451
Other information:
Provision for doubtful debts	867,154	458,161	139,327	33,868	-		1,498,510	1,317,374	645,470	164,514	64,462	-		2,191,820

Capital expenditures for segment assets(1)	7,333,030	-	1,962,796	2,162,637	6,154,335		17,612,798	6,396,406	-	2,444,623	1,949,202	7,373,877		18,164,108

(1)                  Capital expenditures classified under “Unallocated amounts” represent capital expenditures on common facilities, which benefit all business segments.

10.               COMPARATIVE FIGURES

Certain comparative figures have been reclassified or restated in accordance with disclosure requirements under new HKFRS adopted in current year.

BUSINESSES OVERVIEW

I.                         SUMMARY

In 2005, facing an ever-changing market environment and the intensive competition, the Company maintained its rational, practical and proactive development strategy. Directed by the market, the Company actively promoted the transformation of its development model, improved business execution and realized continuous and healthy growth of its core businesses.

The subscriber base of GSM and CDMA businesses grew continuously. As of 31 December 2005, the Company had a total of 127.794 million cellular subscribers, representing an increase of 14.0% from 2004. The Company’s total market share in its serviced areas steadied at 34.5%. GSM subscribers amounted to 95.072 million, representing an increase of 12.8% from 2004, while CDMA subscribers amounted to 32.722 million, representing a growth of 17.6% from 2004.

Mobile value-added services (“VAS”) continued to grow rapidly. In 2005, SMS volume reached 54.53 billion messages, representing an annual growth rate of 23.3%. The net addition of “Cool Ringtone” subscribers was 21.672 million, and the total number of subscribers exceeded 21.949 million. The number of CDMA 1X wireless data service users reached 15.050 million, an increase of 72.7% from 2004. In 2005, the revenue of mobile VAS reached RMB11.96 billion, and the share of VAS revenue in total mobile service revenue increased to 15.0% from 10.1% in 2004.

Long distance, data and Internet businesses grew steadily. In 2005, the total minutes of outgoing international and domestic long distance calls reached 25.21 billion minutes, representing an increase of 4.8% from 2004. The total numbers of “Uni-Video” broadband video-telephony service subscribers and Internet broadband service subscribers reached 446,000 and 1.346 million, respectively.

In 2005, to meet business development needs, the Company optimized its capital expenditure structure. While striving to increase its capability of network operation, the Company further improved its differentiation marketing and market competition capabilities, by establishing brand names for different customer segments, consolidating sales and marketing resources, including channels, terminal and customer service.

II.       BUSINESS REVIEW

1.       Steady growth of GSM business

a)       product and subscribers composition

The Company provides GSM cellular services in Mainland China, and offers GSM international roaming service through 248 operators in 118 countries and regions.

As of 31 December 2005, the total number of GSM subscribers was 95.072 million, with a net addition of 10.805 million to 84.267 million subscribers at the end of 2004. Of this total, post-paid subscribers reached 48.166 million, representing a net addition of 5.322 million; pre-paid subscribers increased to 46.905 million, representing a net addition of 5.482 million. In 2005, the average monthly churn rate for GSM business was 2.41%, slightly higher than the 2.30% level in 2004.

b)       Minutes of usage

In 2005, the total minutes of usage for GSM subscribers were 217.44 billion minutes, representing an increase of 22.1% from 178.16 billion minutes in 2004.

c)       Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

The Company fully utilized network capacity and price leverage, to conduct usage volume marketing promotion targeting different time slots and different areas. 2005 saw an appropriate increase of MOU per subscriber per month for GSM business. In 2005, the average MOU per subscriber per month for GSM business were 202.2 minutes, representing an increase of 13.3 minutes from 188.9 minutes in 2004. ARPU in 2005 decreased to RMB48.5 from RMB49.4 in 2004.

2.       Relatively rapid growth of CDMA business

a)       Product and subscribers composition

The Company conducts CDMA businesses in Mainland China and Macau, and has CDMA international roaming business with 18 operators in 15 countries and regions.

As of 31 December 2005, the total number of CDMA subscribers was 32.722 million, with a net addition of 4.908 million from 27.814 million in 2004. Of this total, post-paid subscribers reached 30.01 million, representing a net addition of 4.186 million; pre-paid subscribers were 2.713 million, with a net addition of 0.722 million. In 2005, the average monthly churn rate for CDMA business was 1.49%, the same as that in 2004.

On 12 April 2005, the Company officially launched “Worldwind” dual-mode card service based on the “Worldwind” dual-mode handset business, thereby enhancing the brand recognition of “Worldwind” business. As of 31 December 2005, the number of “Worldwind” dual-mode service subscribers reached 254,000.

b)       Minutes of usage

In 2005, the total minutes of usage for CDMA subscribers were 101.75 billion minutes, representing an increase of 22.6% from 82.96 billion minutes in 2004.

c)       Monthly average minutes of usage (MOU) and average revenue per user (ARPU)

In 2005, the average MOU per subscriber per month for CDMA business were 276.9 minutes, representing a decrease of 15.4 minutes from 292.3 minutes in 2004. ARPU was RMB 75.1, representing a decrease of RMB 10.2 from RMB 85.3 in 2004.

3.       Rapid growth of wireless value-added services

Directed by customer needs, the Company accelerated the market penetration of SMS and “Cool Ringtone” services, further improving customer value. At the same time, the Company accelerated the market promotion of CDMA wireless data service, developed custom consumption patterns, constantly enhanced innovation, reinforced and expanded the differentiated advantage in wireless value-added service.

In 2005, SMS volume reached 54.53 billion messages, representing an increase of 23.3% from 44.22 billion messages in 2004. Of this total, GSM SMS volume was 39.51 billion messages, representing an increase of 22.0% from 32.39 billion messages in 2004; CDMA SMS volume was 15.02 billion messages, representing an increase of 27.0% from 11.83 billion messages in 2004.

In 2005, the Company witnessed strong growth in “Cool Ringtone” service, with a total net addition of 21.672 million subscribers. Of this total, GSM net addition reached 16.307 million, and CDMA net addition was 5.365 million. As of 31 December 2005, the total number of “Cool Ringtone” subscribers was 21.949 million. Of this total, GSM “Cool Ringtone” subscribers reached 16.460 million, and CDMA “Cool Ringtone” subscribers was 5.489 million.

In 2005, the Company took full advantage of CDMA 1X wireless data services, actively expanded the services such as “U-Info”,
“U-Mail”, “U-Magic”, “U-Map” and “U-Net”. In 2005, the net addition of subscribers of “U-Info” was 5.973 million, and the net addition of subscribers of “U-Net” was 366,000. As of 31 December 2005, the total number of CDMA 1X wireless data service subscribers was 15.05 million, an increase of 72.7% from 2004.

4.       Steady growth of long distance, data and Internet business

a)       International and domestic long distance business

The total minutes of the Company’s outgoing international and domestic long distance calls increased to 25.21 billion minutes in 2005 from 24.05 billion minutes in 2004. The total minutes of incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, increased to 2.59 billion minutes.

•         PSTN long distance business

In 2005, the total minutes of PSTN outgoing long distance calls accounted for 10.48 billion minutes, representing an increase of 3.7% from 10.10 billion minutes in 2004. Of this, domestic long distance calls accounted for 10.33 billion minutes, whilst international long distance calls, together with Hong Kong, Macau and Taiwan long distance calls amounted to 0.15 billion minutes. Total minutes of incoming international calls were 2.34 billion minutes.

•         IP long distance business

International roaming of the Company’s IP telephony service was available in 34 countries and regions. In 2005, the total minutes of IP outgoing long distance calls reached 14.73 billion minutes, representing an increase of 5.6% from 13.95 billion minutes in 2004. Of this, domestic long distance calls accounted for 14.60 billion minutes, whilst international long distance calls, together with Hong Kong, Macau and Taiwan long distance calls, totaled 0.13 billion minutes. The total minutes of incoming international calls amounted to 0.25 billion minutes.

b)       Network element lease and video telephony business

The Company offers a variety of leased line, Asynchronous Transfer Mode (“ATM”) and Frame Relay (“FR”) services to meet customers’ different bandwidth requirements. As of 31 December 2005, total bandwidth leased out was 65,000 x 2Mbps. The total subscribers of “Uni-Video” broadband video-telephony service reached 446,000.

c)       Internet business

As of 31 December 2005, the subscribers of dial-up Internet access decreased to 7.146 million, and the subscribers of dedicated line Internet access and broadband subscribers reached 38,000 and 1.346 million respectively.

III.      CONSTRUCTION OF NETWORK INFRASTRUCTURE

In 2005, the Company optimized, supplemented and improved the network based on market development needs, and upgraded GSM network to GPRS network in four cities. The Company fully utilized the specialized network management systems of each different business, to improve network operation analysis, completed and implemented the rules for network operation and maintenance and further improved network capacity and operation quality.

The Company has an optical fiber transmission network with nationwide coverage (except for Xizang Autonomous Region), which served as the reliable transmission platform for the Company’s various businesses. As of 31 December 2005, the optical fiber transmission network totaled 796,000 km in length, of which optical fiber backbone transmission network accounted for 122,000 km.

By the end of 2005, the wireless connection rate of our CDMA network, which was leased from our parent company, reached 99.78%, and call drop ratio was less than 0.50%. The wireless connection rate of our GSM network reached 98.68%, and call drop ratio was less than 0.95%. The Company sponsored the Kekexili scientific investigating event held by the Chinese Academy of Science, which demonstrated the capability of our telecommunication service, and enhanced the reputation of our network.

In March 2005, the Company was issued a CDMA 1X license to operate CDMA 1X business in Macau and provide cross-region roaming service based on our comprehensive advantages. On 18 October 2005, the Company finished network construction and launched CDMA service in Macau, thereby becoming the first Mainland Chinese telecom service provider to operate outside Mainland China.

IV.     SALES AND MARKETING

1.       Marketing strategies

In 2005, the Company’s marketing strategies were formulated with a focus on efficiency and were directed by customer needs. The GSM business continued to expand into new markets based on the strong development of SMS and “Cool Ringtone” services and effective improvement of ARPU. The CDMA business focused on resolving the terminal bottleneck problem by strengthening centralized handsets purchasing and market adjustment and control, and by adopting the marketing strategy of matching handset subsidies with customer’s consumption. Facilitated by “Cool Phone” and “Ruyi Phone”, the adoption of usage volume marketing and bundled VAS such as “uni”, the Company actively expanded into new markets and rural markets. At the same time, the Company built and completed a customer retention system, adopted a customer bonus awarding scheme and maintained the balance between development and stability to ensure sustained and effective development of all businesses.

The Company took full advantage of the CDMA 1X network and integrated businesses and actively pursued integrated services marketing, to provide a one-stop solution for customers. The launch of “Administrative Horizon” and “Traffic Horizon” constantly expanded the industry application of “Unicom Horizon” service. The Company developed “Sichuan Agriculture Information Online” by integrating mobile, data and Internet network resources and information resources, which accelerated rural mobile market development while effectively promoting agriculture information and was awarded the top Prize in UN Summit on Information Society.

2.       Brand marketing strategies

In 2005, the Company thoroughly executed its branding plan, formed a preliminary brand marketing system with four customer brands - “Worldwind”, “U-Power”, “Ruyi Tong” and “Unicom Horizon”. At its core “U-Power” was driven by the VAS services, such as SMS, “Cool Ringtone” and “uni”, to expand into youth and student markets. “Worldwind” continued to strengthen its high-end brand image through its high quality differentiated service and the launch of dual-mode handset. “Unicom Horizon” was repositioned as a group customer brand providing group and industry applications. The Company improved its brand image and customer base by targeting differentiated market with customized services and sub-brands.

3.       Tariff strategies

In 2005, based on the design philosophies of products for each customer brand, the Company further adjusted and integrated existing tariff packages, and clarified main stream packages for each customer brand. Based on cost effectiveness analysis and market needs, the Company studied tariff models for different market segments, and strengthened its guidance and management of tariffs at the provincial branch company level. The Company also regulated tariff policy, strictly implemented the approval and management system for new tariff policies and improved tariff stability.

4.       Sales and distribution channel

In 2005, the Company strengthened the readjustment of sales and distribution channels. Based on the reasonable layout of sales points, the Company increased its own sales outlets, facilitated and promoted the rapid growth of cooperated sales outlets, chartered outlet chains and shops and increased the proportion of core and main stream stores of the channel of the Company. As of 31 December 2005, the Company had a total of 120,000 sales outlets, of which over 6,000 were self-owned. At the same time, the Company strengthened channel control and improved the cooperation capability of channels, through the regulation of brand image, management of agents and support for the terminal management system.

5.       Customer services

In 2005, the Company actively attended to customer experience, made its public commitment to services, and effectively improved customer perception. To improve the overall standards of customer service and establish a differentiated service system, the Company adjusted and integrated the responsibilities of customer service management, improved the service contents of customer clubs, fully adopted the customer bonus awarding scheme and implemented different service levels and tiers. At the same time, through the improvement of the supervision and management of customer complaints, strengthening the service provider (SP) management, the Company effectively reduced the number of customer complaints, and improved customer satisfaction.

V.       BUSINESS DEVELOPMENT STRATEGIES FOR 2006

In 2006, the Company will continue to follow the development principles that are consistently rational, practical and proactive. To fully implement brand marketing strategy, the Company will launch an umbrella “connecting you freely” brand, promote the four customer brands of “Worldwind”, “U-Power”, “Ruyi Tong” and “Unicom Horizon”, add a new brand “Connecting on e Net” for data and fix-line business, and rebuild the VAS brand “uni” and customer service brand “Unicom 10010”. By integrating marketing resources by brand, the Company aims to develop all businesses more effectively and rapidly.

The GSM business will fully utilize network resources, with a balance between development and maintenance. By clearing up and regulating tariff policies, the Company aims to improve subscriber usage volume and VAS penetration, and to improve customer composition and to stabilize ARPU. The Company will make more efforts to expand into the rural market, the youth market, the city mass market and the immigrating population market, as well as strengthen marketing activities in existing markets, to maintain the trend of steady growth of GSM business.

We will utilize fully the marketing resources for CDMA business, strengthen the combination of terminal control and social agent distribution, actively promote terminal socialized sales processes, and improve the price-to-value ratio of CDMA terminal and lower customer’s initial entry barrier into the network. The Company will continually promote innovative CDMA 1X service, and enhance the CDMA differentiated competitive advantage. The Company will also focus on the promotion of group applications and industry applications, encourage the scale development of group customer business and accelerate the effective development of CDMA business.

The Company will use the customer brand as a carrier for wireless VAS, to promote VAS business based on differentiated market segments, to improve the popularity of SMS and “Cool Ringtone” services and ensure their stable revenue growth. The Company will heavily promote various new businesses with the focus on mobile music, information and games, and cultivate customer 3G consuming habits, to rapidly develop the penetration rate of CDMA 1X service and GPRS wireless data service in selected cities and accelerate “U-Net”, “Mobile Navigation” and instant message services in order to increase the overall brand competitiveness.

For long distance, data and Internet business, the Company will continue to follow the principle of “Voice Comes First and Data is the Base”, deepen the development of traditional products, such as voice dedicated lines, cards and registration businesses, actively develop fix-line VAS business and improve their revenue generation ability and profitability. Meanwhile, the Company will optimize product structure, to consolidate the brand “Connecting on e Net” for long distance, data and Internet businesses. By strengthening the connection between “Connecting on e Net” and mobile resources and actively adopting combination marketing, the Company aims to attain a differentiated competitiveness advantage.

The Company will further standardize construction and management of distribution channels, and increase the ability of control and penetration of main channel to supplement the implementation of brand marketing strategies. Based on the principle of combination of standardization and flexibility, the Company will continue to restructure products and enhance tariff policy management. Aiming to build the “Unicom 10010” service brand, we will improve the service regulation and standard for brands and establish a tiered service system for customer brands. Through the improvement of detailed management capacity and strengthening of execution in operation, the Company aims to constantly increase its comprehensive competitiveness.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

I.        Overview

In 2005, we adhered to the market-oriented approach and effectively accelerated our business development. Operating revenue saw steady growth and earnings also increased. Free cash flow (i.e. net cash inflow from operating activities minus capital expenditures) continued to improve, with the balance sheet structure remaining sound.

Total operating revenue increased by 10.1% from 2004 to RMB87.05 billion in 2005. EBITDA (note 1) increased by 5.4% from 2004 to RMB28.44 billion. Net profit increased by 9.7% from 2004 to RMB4.93 billion. Basic earnings per share were RMB0.392, an increase of RMB0.034 from RMB0.358 in 2004. Capital expenditures for the whole year were RMB17.61 billion. Free cash flow improved from RMB5.43 billion in 2004 to RMB13.19 billion in 2005.

Note 1:   EBITDA represents net profit before interest income, finance costs, net other income, income tax, depreciation and amortization and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operation results of a telecommunications service provider like our company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

II.       Operating revenue

Growth in the operating revenue of the Company continued to remain steady in 2005. The total operating revenue was RMB87.05 billion, up by 10.1% from 2004. Of the total operating revenue in 2005, service revenue was RMB84.29 billion, up 8.9% from 2004.

The table below sets forth the changes in revenue composition and the percentage of total operating revenue for each of our business segments for the years of 2004 and 2005.

	2004		2005
	RMB in million	As percentage of total	RMB in million	As percentage of total
Service revenue	77,398	97.9%	84,287	96.8%
Cellular	71,887	90.9%	79,713	91.6%
include: GSM	47,509	60.1%	52,136	59.8%
CDMA	24,378	30.8%	27,577	31.8%
Long Distance, Data and Internet	5,511	7.0%	4,574	5.2%
Sales of telecommunications products	1,689	2.1%	2,762	3.2%

Total operating revenue	79,087	100.0%	87,049	100.0%

1.       GSM Cellular Business

As our GSM subscribers base further expanded, revenue from the GSM Cellular Business continued to grow steadily. Operating revenue increased by 9.7% from 2004 to RMB52.14 billion in 2005. ARPU decreased slightly from RMB49.4 in 2004 to RMB48.5, down by RMB0.9.

The table below sets forth the revenue composition of our GSM Cellular Business and their respective share of operating revenue from GSM Cellular Business for the years of 2004 and 2005.

	2004		2005
	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating revenue	47,513	100.0%	52,139	100.0%
(1) Service revenue	47,509	100.0%	52,136	100.0%
Include: Usage fee	31,997	67.3%	32,078	61.5%
Monthly fee	6,922	14.6%	6,841	13.1%
Interconnection revenue	2,614	5.5%	3,466	6.7%
Others	5,976	12.6%	9,751	18.7%
(2) Sales of telecommunication products	4	0.0%	3	0.0%

Service revenue from GSM Cellular Business was RMB52.14 billion in 2005. Of the total, usage fees reached RMB32.08 billion, representing 61.5% of the total operating revenue from GSM Cellular Business. Monthly fees reached RMB6.84 billion, representing 13.1% of the operating revenue from GSM Cellular Business. Interconnection revenue was RMB3.47 billion, accounting for 6.7% of the operating revenue from GSM Cellular Business.

As we continuously promoted our value-added services such as SMS, Cool Ringtone in 2005, revenue from GSM value-added services amounted to RMB7.91 billion in 2005, with its share of the GSM service revenue increased from 10.2% in 2004 to 15.2%.

2.       CDMA Cellular Business

In 2005, the Company continued the transformation of marketing model for CDMA Cellular Business and effectively controlled the increase of marketing expenses, particularly reducing the handset subsidy costs so as to realize effective growth. Operating revenue from CDMA Cellular Business was RMB30.32 billion in 2005, an increase of 16.4% from 2004. Due to the expanding subscribers base, ARPU for our CDMA Cellular Business decreased by RMB10.2 from RMB85.3 in 2004 to RMB75.1 in 2005.

The table below sets forth the revenue composition of our CDMA Cellular Business and their respective share of operating revenue from CDMA Cellular Business in the years of 2004 and 2005.

	2004		2005
	RMB in million	As percentage of total	RMB in million	As percentage of total
Operating revenue	26,046	100.0%	30,320	100.0%
(1) Service revenue	24,378	93.6%	27,577	91.0%
Include: Usage fee	16,164	62.0%	16,727	55.2%
Monthly fee	4,638	17.8%	4,905	16.2%
Interconnection revenue	927	3.6%	1,399	4.6%
Others	2,649	10.2%	4,546	15.0%
(2) Sales of telecommunications products	1,668	6.4%	2,743	9.0%

Service revenue as a percentage of the operating revenue from CDMA Cellular Business was 91.0% in 2005. CDMA usage fee reached RMB16.73 billion, representing 55.2% of the operating revenue from CDMA Cellular Business. Monthly fee totaled RMB4.91 billion, accounting for 16.2% of the operating revenue from CDMA Cellular Business. Interconnection revenue amounted to RMB1.40 billion, representing 4.6% of the operating revenue from CDMA Cellular Business.

Based on its CDMA1X business and technology superiority, the Company devoted great efforts to the development of the CDMA wireless data business so as to continuously increase the revenue contribution of this value-added business. Revenue from the value-added business of the CDMA Cellular Business reached RMB4.05 billion, and accounted for 14.7% of the service revenue from CDMA Cellular Business in 2005, an increase from 9.8% in 2004.

3.       Revenue from the Long Distance, Data and Internet Business

The Company has taken full advantage of its cellular network resources to develop the Long Distance, Data and Internet Business. Because of intensified market competition and increased marketing efforts by other operators, tariffs for businesses such as outgoing long distance calls and leased lines fell relatively faster. The total minutes of outgoing international and domestic long distance calls grew by 4.8% from 2004. However, operating revenue reached RMB4.59 billion in 2005, down 17.0% from 2004.

III.      Costs and Expenses

Our costs and expenses in 2005 were RMB79.95 billion, up by 10.1% from 2004.

The table below illustrates the major cost items from 2004 and 2005 and their respective share of total operating revenue.

	2004		2005
	RMB in million	As percentage of total operating revenue	RMB in million	As percentage of total operating revenue
Total costs and expenses	72,617	91.8%	79,947	91.8%
include:
Leased lines and network capacities	7,398	9.4%	8,747	10.0%
Interconnection charges	7,517	9.5%	8,372	9.6%
Depreciation and amortization	19,011	24.0%	20,368	23.4%
Personnel	4,615	5.8%	5,616	6.5%
Selling and marketing	19,523	24.7%	20,558	23.6%
General, administrative and other expenses	10,500	13.3%	11,742	13.5%
Cost of telecommunication products sold	2,563	3.2%	3,575	4.1%
Net finance costs	1,593	2.0%	1,003	1.2%

1.       Leased lines and network capacities

The aggregate lease expense for leased lines and network capacities of the Company reached RMB8.75 billion, up 18.2% from 2004, and as a percentage of the total operating revenue increased from 9.4% in 2004 to 10.0%. Network capacities lease expense for the CDMA Cellular Business increased from RMB6.59 billion in 2004 to RMB7.92 billion. Under the new CDMA Network Capacities Leasing Agreement, lease expense for the network capacities in 2005 was calculated as 29% of the service revenue from our CDMA Cellular Business in 2005.

2.       Interconnection charges

Due to the increase in interconnection traffic volume, interconnection charges increased to RMB8.37 billion in 2005, up 11.4% from 2004. Interconnection charges for the GSM Cellular Business increased by 11.7% from 2004. Interconnection charges for the CDMA Cellular Business increased by 19.7% from 2004. Interconnection charges for the Long Distance, Data and Internet Business decreased by 14.9% from 2004. Interconnection charges as a percentage of the total operating revenue was 9.6% in 2005, representing a slight increase from 2004.

3.       Depreciation and amortization

Because of the increased assets scale, depreciation and amortization expenses increased by 7.1% from 2004 to RMB20.37 billion in 2005. However, due to a greater increase in total operating revenue, depreciation and amortization expenses as a percentage of total operating revenue decreased from 24.0% in 2004 to 23.4% in 2005.

4.       Personnel

In 2005, due to various factors including a general increase in the employee insurance premium expenditure, the introduction of certain new social insurance items, the adoption of the new Hong Kong Financial Reporting Standards which required the share-based payments arising from share option granted to be amortized over the vesting periods and recognized as personnel expenses, personnel expenses saw an increase. Personnel expenses for the whole year was RMB5.62 billion, up 21.7% from 2004, and as a percentage of the operating revenue increased from 5.8% in 2004 to 6.5%.

5.       Selling and marketing expenses

Our selling and marketing expenses primarily included sales commissions, promotion and advertising expenses, amortization of the deferred customer acquisition costs of contractual CDMA subscribers and customer retention costs. Selling and marketing expenses totaled RMB20.56 billion in 2005, an increase of 5.3% from 2004, which was lower than the growth rate in the operating revenue by 4.8 percentage points. Amortization of deferred customer acquisition costs on contractual CDMA subscribers was RMB5.95 billion. The balance of unamortized deferred CDMA customer acquisition costs decreased from RMB4.75 billion as of 31 December 2004 to RMB2.94 billion as of 31 December 2005, easing the pressure from subsequent amortization charges on CDMA subscribers acquisition costs.

In 2005, the Company put emphasis on enhancing cost effectiveness through reinforcing the transformation of the marketing model. Selling and marketing expenses as a percentage of the total operating revenue was 23.6%, down 1.1 percentage points from 24.7% in 2004.

6.       General, administrative and other expenses

Affected by factors such as the successive expiration of the warranty periods for the Company’s network equipment, a significant increase in the renewal maintenance fees, a relatively fast growth in the consumption of water and electricity at our base stations due to the increase in the scale of the Company’s network scale and in energy prices, general, administrative and other expenses were RMB11.74 billion in 2005, up 11.8% from 2004. General, administrative and other expenses as a percentage of the total operating revenue increased from 13.3% in 2004 to 13.5%. In 2005, the Company strengthened effective control over bad debts and the provision for bad debts for the whole year was RMB1.50 billion, down 31.6% year on year. The overall bad debt ratio decreased from 2.8% in 2004 to 1.8%.

7.       Cost of telecommunications products sold

In 2005, the cost of telecommunications products sold was RMB3.58 billion, up by 39.5% from 2004, representing 4.1% of the total operating revenue.

8.       Finance income and costs

Finance income in 2005 fell to RMB96 million, down 6.5% from 2004. Finance costs were RMB1.10 billion, down 35.2% from 2004. Net finance costs decreased by 37.0% from RMB1.59 billion in 2004 to RMB1.00 billion in 2005, primarily due to an effective reduction in interest expense as a result of the issuance of RMB10 billion short-term notes. In addition, the Company recorded an exchange gain of RMB0.274 billion due to the revaluation of RMB during 2005.

IV.     Earnings

1.       Profit before income tax

The Company made efforts to strengthen cost and expense control and strived to realize the coordinated development of “Quantity, Earnings, and Effectiveness”. In 2005, our profit before income tax was RMB7.10 billion, an increase of 9.8% from 2004.

Profit before income tax for the GSM Cellular Business continued to grow steadily to RMB7.28 billion, up 6.5% from 2004. Profit before income tax for the CDMA Cellular Business improved quarter on quarter. Profit before income tax for the second half year reached RMB0.28 billion. Loss for CDMA Cellular Business for the whole year was RMB0.20 billion, a reduction of RMB0.36 billion in loss from 2004. Profit before income tax for the Long Distance, Data and Internet Business was RMB0.14 billion.

2.       Income tax

Our income tax increased to RMB2.17 billion in 2005, up by 9.8% from 2004. The effective tax rate was 30.6%.

3.       Net profit

Our net profit reached RMB4.93 billion in 2005. Basic earnings per share in 2005 were RMB0.392, an increase of 9.6% from RMB0.358 in 2004.

V.       EBITDA

EBITDA of the Company increased by 5.4% from 2004 to RMB28.44 billion in 2005. EBITDA margin (EBITDA as a percentage of the operating revenue) was 32.7%, down 1.4 percentage points from 2004.

EBITDA for the GSM Cellular Business was RMB25.49 billion, up 4.0% from 2004. EBITDA margin decreased from 51.3% in 2004 to 48.9%. EBITDA for the CDMA Cellular Business increased from -RMB0.14 billion in 2004 to RMB0.44 billion. EBITDA for the Long Distance, Data and Internet Business was RMB2.67 billion, an decrease of 4.5% from 2005.

VI.     Capital expenditures and free cash flow

Our capital expenditures totaled RMB17.61 billion in 2005. Capital expenditures attributable to the Cellular Business were RMB7.33 billion. Capital expenditures for the Long Distance, Data and Internet Business were RMB1.18 billion. Capital expenditures for local gateway and infrastructure network were RMB2.95 billion. Capital expenditures for billing system, customer services and information technology system and buildings were RMB6.15 billion.

Free cash flow in 2005 improved further from RMB5.43 billion in 2004 to RMB13.19 billion.

The table below illustrates the capital expenditures of various major segments in 2005 and the planned expenditures in 2006.

	2005	2006 Planned
	RMB in billion	RMB in billion

Total	17.61	22.00
Cellular	7.33	10.80
Long Distance, Data and Internet	1.18	1.47
Gateway and infrastructure network	2.95	3.78
Others	6.15	5.95

Capital expenditures planned for 2006 are RMB22.0 billion. Capital expenditures for the GSM Cellular Business are RMB10.8 billion which will be used to satisfy our subscribers’ demand, improve the quality of network coverage and increase the network capacity as appropriate, as well as to upgrade the GPRS networks in some major cities. Capital expenditures for Long Distance, Data and Internet Business are RMB1.47 billion. Capital expenditures for local gateway and infrastructure network are RMB3.78 billion. Capital expenditures for billing system, customer services and information technology system and buildings and others are RMB5.95 billion.

The Company plans to rely largely on cash generated from operating activities to satisfy our capital expenditures needs in 2006.

VII.    Balance Sheet

In 2005, the Company’s balance sheet structure remained sound and its financial position further improved. Total assets changed from RMB149.04 billion as of 31 December 2004 to RMB142.63 billion as of 31 December 2005. Total liabilities decreased from RMB76.60 billion as of 31 December 2004 to RMB66.34 billion as of 31 December 2005. The liabilities-to-assets ratio decreased from 51.4% as of 31 December 2004 to 46.5% of 31 December 2005.

As of 31 December 2005, we had net current liabilities (i.e. current assets minus current liabilities) of RMB35.59 billion, representing an increase of RMB6.71 billion from RMB28.88 billion at the end of 2004. Taking into account available financing and continuous net cash inflows from our operating results, we believe that the Company has sufficient working capital for its present requirements.

EMPLOYEE AND REMUNERATION POLICY

As at 31 December 2005, the Group employed approximately 70 and 53,000 staff in Hong Kong and China respectively. personnel costs were RMB5.62 billion (2004: RMB4.62 billion). The Group ensures that its employees’ remuneration is in line with the market trend and competitive. Employees’ remuneration is determined based on the performance of employees in accordance with the Group’s remuneration and bonus system. The Group also provides comprehensive benefit packages and career development opportunities for its staff, including retirement benefits, housing benefits, internal and external training programmes according to individual needs.

The Company has a share option scheme under which the Company offers share options for subscribing its shares to eligible staff.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference. Members of the audit committee comprise four independent non-executive directors of the Company. The audit committee and the management have reviewed the accounting principles and practice adopted by the Group and have discussed the issues related to internal control and financial reporting, including a review with directors on the audited consolidated financial statements for the year ended 31 December 2005.

PURCHASE, SALES OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the year ended 31 December 2005, the Company or its subsidiaries has not purchased, sold or redeemed any of its listed shares.

CORPORATE GOVERNANCE

The Code on Corporate Governance Practices set out in Appendix 14 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) provides for code provisions (the “Code Provisions”) and recommended best practices with respect to: (1) composition and procedures of the Board; (2) remuneration structure of directors and senior management; (3) accountability and audit; (4) delegation by the Board and (5) communication with shareholders for corporate governance practices of listed companies. The Annual Report of the Company will provide full disclosure on the implementation of the relevant principles and Code Provisions. Save as disclosed below, the Company confirms that for the year ended 31 December 2005, it has complied with all the Code Provisions.

The Company has appointed Mr. Chang Xiaobing as its Chairman and CEO since December 2004. Mr. Shang Bing is the Company’s President. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and all the material affairs, including development and business strategies, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company. Under the Code Provisions, there should be clear division on the roles of chairman and chief executive officer, and the roles shall not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly divide the management of the board and the daily management of the Company so as to ensure balance of power and authority. The Board of Directors believes that at the present stage, as far as their functions are concerned, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid division purpose. Besides, the arrangement facilitates the formulation and implementation of the Company’s strategies in a more effective manner so as to assist the Company in further improving its effectiveness in business development.

In addition, under the Code Provisions, non-executive directors shall be appointed on specific terms and offer themselves for re-election, and all newly appointed directors shall be elected by shareholders at the first general meeting following their appointment pursuant to the Company’s articles of association. The Company’s non-executive directors are not appointed on specific terms but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and are subject to re-election by shareholders pursuant to the relevant requirements. All directors of the Company are subject to retirement by rotation at least once every three years. Among the existing directors, Mr. Chang Xiaobing, Mr. Tong Jilu, Mr. Cheung Wing Lam, Linus and Mr. Wong Wai Ming will be re-elected/elected by shareholders at the annual general meeting to be held in May 2006.

FINAL DIVIDEND

The Board of Directors proposed the payment of a final dividend of RMB0.11 per share, representing an aggregate sum of approximately RMB1,383,169,000, to the shareholders. If approved, the final dividend will be paid in Hong Kong dollars around 8 June 2006 to those registered in the register of members on 12 May 2006.

The register of members of the Company will be closed from 10 to 12 May 2006 (both days inclusive) during which no transfer of the Company’s shares will be effected. To qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company’s registrar, Hong Kong Registrars Limited, at 46/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:00 p.m. on 9 May 2006.

ANNUAL REPORT

All data required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published later on web site of the Stock Exchange (www.hkex.com.hk) and the web site of the Company (www.chinaunicom.com.hk).

FORWARD-LOOKING STATEMENT

The Company would like to caution readers about the forward-looking nature of some of the aforesaid statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in China, growth of the market, changes in the competitive environment, regulatory environment and Chinese government’s industry policy and other factors that will affect the execution of our business plans and strategies.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors: Chang Xiaobing; Shang Bing; Tong Jilu; Li Qiuhong; Lo Wing Yan, William; and Ye Fengping.

Non-executive director: Liu Yunjie

Independent non-executive directors: Wu Jinglian; Shan Weijian; Cheung Wing Lam, Linus; and Wong Wai Ming

By order of the Board China Unicom Limited Chu Ka Yee Company Secretary

Hong Kong, 23 March 2006